ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.91[redacted]

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

April 28, 2004

04024971

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resolutions of the 2004 General Shareholders' Meeting

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the resolutions of the 2004 General Shareholders' Meeting held on April 28, 2003 at 15.30 hrs. at the Auditorium, 2nd Floor, PTT Plc. Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok. The details are as follows:

Agenda Item 1 To approve the Minutes of the 2003 General Shareholders' Meeting.

Resolution: The Meeting participants, by majority vote, approved the Minutes.

Agenda Item 2 To acknowledge the Company's performance in 2003 and to approve the 2003 financial statements including the dividend payment.

Resolution: The Meeting participants, by majority vote, acknowledged the Company's performance in 2003 and approved the 2003 financial statements, including the dividend payment of Baht 6.75 per share, which will be paid on May 7, 2004, as proposed by the Board of Directors.

Agenda Item 3 To approve the appointment of new directors in replacement of those who are due to retire by rotation and to set the directors' remuneration.

3.1 To appoint new directors in replacement of those who are due to retire by rotation. There are five directors who are retiring, but can be re-elected. They are:

1. Mr. Manu Leopairote
   Chairman of the Board of Directors
2. General Lertrat Ratanavanich
   Director (Independent Director) / Member of the Audit Committee

5/11

-2-/3. Mr. Pichai...

3. Mr. Pichai Chunhavajira
   Director / Member of the Cash Management Committee
4. Mr.Chulasingh Vasantasingh
   Director (Independent Director) / Chairman of the Nominating Committee / Audit Committee member
5. Mr.Chakrawut Salyabongh
   Director

3.2 To set the directors' remuneration for 2004 onwards as follows:

1. Retainer Fee at Baht 25,000/person/month, increasing from Baht 20,000/person/month.
2. Meeting Fee at Baht 25,000/person/meeting, increasing from Baht 20,000/person/month.
3. Bonus for all directors within the performance year at the amount limited to Baht 17 million/year, increasing from 11.5 million/year. The amount is to be adjusted according to the directors' meetings attendance and will be paid when the Board of Directors has given approval to the fiscal year financial statements.
4. Remuneration of the Sub-Committees for 2004 onwards by all members of the Standing Sub-Committee will receive Baht 25,000/person/meeting, increasing from Baht 20,000/person/meeting. However, this excludes the members of the Sub-Committees who are PTTEP's executives and will not apply to circulating resolutions.
5. The Chairman of the Board and Sub-Committees is to receive an extra 25 percent.

Resolution: The Meeting participants, by majority vote, elected 5 directors, as proposed by the Board of The Directors, as follows:

1. Mr. Manu Leopairote
2. General Lertrat Ratanavanich
3. Mr. Pichai Chunhavajira
4. Mr.Chulasingh Vasantasingh
5. Mr. Charnchai Musignisarkorn

The Meeting participants, by more than 2/3 vote of the members who attended the meeting and have the right to vote, set the directors' remuneration for the year 2004 onward, as proposed by the Board of directors.

Agenda Item 4 To appoint the auditor and to set the auditor's fee.

Resolution: The Meeting participants, by majority vote, approved the appointment of the Office of the Auditor General of Thailand, to be the auditor for the year 2004, and set the fee for the year 2004, in the amount of Baht 900,000, as proposed by the Board of Directors.

Agenda Item 5 To approve the reallocation of the 2.4 million shares which was previously registered and reserved for the exercise of right under the warrants issued to management and employees in 1998, but had expired, to be reserved for the exercise of right under the newly issued warrants in year 2004-2006.

Resolution: The Meeting participants, by more than 3/4 vote of the members who attended the meeting and have the right to vote, approved the reallocation of the 2.4 million shares in 1998 to be reserved for the exercise of right under the newly issued warrants, as proposed by the Board of Directors (voters who objected were fewer than 10%).

Agenda Item 6 To approve the issuance and offering of 0.8 million units of warrants to purchase the Company's common shares for management and employees as proposed in agenda item 5 for the year 2004 which is a newly proposed 3-year-program, starting from 2004 – 2006.

Resolution: The Meeting participants, by more than 3/4 vote of the members who attended the meeting and have the right to vote, approved the issuance and offering of 0.8 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, as proposed by the Board of Directors (voters who objected were fewer than 10%).

Agenda Item 7 To approve the issuance and offering of 2 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, which is in accordance with the continuous 5-year program.

Resolution: The Meeting participants, by more than 3/4 vote of the members who attended the meeting and have the right to vote, approved the issuance and offering of 2 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, as proposed by the Board of Directors (voters who objected were fewer than 10%).

-5- / Agenda Item 8....

File No. 82-3827

Agenda Item 8 To approve the allotment of the 0.8 million shares, registered in 1998 for the exercise of right under the warrants issued to management and employees for the year 2004, as requested for approval in Agenda Item 6.

Resolution: The Meeting participants, by more than 3/4 vote of the members who attended the meeting and have the right to vote, approved the allotment of the 0.8 million shares, registered in 1998 for the exercise of rights under the warrants issued to management and employees for the year 2004, as proposed by the Board of Directors (voters who objected were fewer than 10%).

Agenda Item 9 To approve the allotment of 2 million shares, registered in 2002 for the exercise of rights under the warrants issued to management and employees for the year 2004, as requested for approval in Agenda Item 7.

Resolution: The Meeting participants, by more than 3/4 vote of the members who attended the meeting and have the right to vote, approved the allotment of 2 million shares, registered in 2002 for the exercise of rights under the warrants issued to management and employees for the year 2004, as proposed by the Board of Directors (voters who objected were fewer than 10%).

Agenda Item 10 Other business (None).

Yours sincerely,

Maroot Mrigadat
President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
Finance Dept.
Tel.0-2537-4512, 0-2537-4611

PTTEP No. 1.910/L.160/2004

April 30, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: List of the Board of Directors
Reference: Letter PTTEP No. 1.910/ L.158 /2004 dated April 28, 2004
Attachment: Copy of Curriculum Vitae of Director No. 5

Reference is made to the 2004 General Shareholders' Meeting of PTT Exploration and Production Public Company Limited (PTTEP), held on April 28, 2004 at 15.30 hrs. at the Auditorium, 2nd Floor, PTT Plc. Office Building. The Meeting participants elected new directors in replacement of those who retired by rotation.

PTTEP would like to announce the list of the Board of Directors as of April 28, 2004 as follows:

1.	Mr. Manu	Leopairote*	Chairman
2.	General Lertrat	Ratanavanich*	Director (Independent Director), and Member of the Audit Committee
3.	Mr. Pichai	Chunhavajira*	Director, Member of the Cash Management Committee
4.	Mr. Chulasingh	Vasantasingh*	Director (Independent Director), Chairman of the Nominating Committee, and Member of the Audit Committee
5.	Mr. Charnchai	Musignisarkorn**	Director
6.	Mr. Prasit	Kovilaikool	Director (Independent Director), Chairman of the Remuneration Committee
7.	Mr. Cherdpong	Siriwit	Director
8.	Mr. Vudhibhandhu	Vichairatana	Director (Independent Director) and Chairman of the Audit Committee
9.	Mr. Chitrapongse	Kwangsukstith	Director
10.	Mr. Prasert	Bunsumpun	Director, Members of the Remuneration Committee, and the Nominating Committee
11.	Mr. Pala	Sookawesh	Director

-2- / 12. Mr. Nopadon...

File No. 82-3827

12. Mr. Nopadon	Mantajit	Director
13. Mr. Wisudhi	Srisuphan	Director
14. Mr. Anucha	Sihanatkathakul	Director (Independent Director), Members of the Remuneration Committee, the Nominating Committee, and the Cash Management Committee
15. Mr. Maroot	Mrigadat	Director, Member of the Cash Management Committee, and Secretary to the Board of Directors

Yours sincerely,

Maroot Mrigadat
President

Note: * *New Re-elected Directors*
** *New Director*

File No. 82-3827

Curriculum Vitae

Name	• Mr. Charnchai Musignisarkorn
Date of Birth	• 23 May 1943
Education	• Doctor in Agricultural Economics, Kyoto University, Japan
	• M.S. (Agricultural Economics), University of Wisconsin, Madison, USA
	• M.A. (Public Policy and Administration), University of Wisconsin, Madison, USA
	• B.A. (Economics (Hons.), Kasetsart University
Present Position in Other Organization	• Director and Chairman, Risk Management Committee, Small and Medium Enterprise Development of Thailand
Working Experiences	• 1 November 2000 - 30 September 2003 — Director-General, Government Savings Bank
	• 2000 — Inspector-General, Ministry of Finance
	• 1999 - 2000 — Counsellor-General (Finance), Ministry of Finance